UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

008273 10 4
(CUSIP Number)

August 4, 2005
(Date of Event Which Requires Filing of this Statement)

Joshua P. Eaton

Dune Capital Management LP

623 Fifth Avenue, 30th Floor

New York, New York 10022

(212) 301-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ X ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008273 10 4	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dune Capital Management LP EIN: 20-1591850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b) X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12		TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008273 10 4	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dune Capital Partners LLC EIN: 20-0248434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)

(b) X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,822,800 Exchangeable Notes: 1,467,505
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 008273 10 4	13G	Page 4 of 7 Pages

Item 1.
(a)	Name of Issuer: Affordable Residential Communities Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 600 Grant Street, Suite 900, Denver, Colorado 80203
Item 2.
(a)

Name of Persons Filing:

This Schedule 13G is being filed by Dune Capital Management LP, a Delaware limited partnership (“DCM”), and Dune Capital Partners LLC, an Anguilla limited liability company (“DCP” and together with DCM, the “Reporting Persons”), to report on the Shares (as defined below) held of record by Dune Capital LP, a Delaware limited partnership (“Dune Capital”). DCP, which is the sole general partner of Dune Capital, is controlled by Steven T. Mnuchin. Pursuant to an investment management agreement between DCM and Dune Capital, DCP has delegated to DCM certain duties to manage the day-to-day operations of Dune Capital. Notwithstanding this management arrangement, DCP is deemed to share with the DCM beneficial ownership of the Shares held of record by Dune Capital.

(b)	Address of Principal Business Office: The address for the Reporting Persons is: 623 Fifth Avenue, 30th Floor, New York, New York 10022
(c)	Citizenship: DCM: Delaware DCP: Anguilla
(d)

Title of Class of Securities:

This Schedule 13G relates to the shares (the “Shares”) of Common Stock, par value $0.01 per share, of the Issuer, including those to be issued upon exchange of the 7½% Senior Exchangeable Notes due 2025 (the “Exchangeable Notes”) issued by Affordable Residential Communities LP, the operating partnership of the Issuer.

(e)	CUSIP Number: Common Stock: 008273 10 4
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e)	Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

CUSIP No. 008273 10 4	13G	Page 5 of 7 Pages

(f)	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	Group in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership
(a)-(b)

Amount Beneficially Owned and Percent of Class:

Dune Capital is the record owner of (1) 1,822,800 Shares and (2) Exchangeable Notes exchangeable into 1,467,505 Shares, which together, assuming exchange of all Exchangeable Notes held by Dune Capital, constitute approximately 7.8% of the outstanding Shares of the Issuer. This percentage calculation is based on 40,956,581 Shares outstanding as of July 27, 2005, as reported on the Issuer’s most recent quarterly report on Form 10-Q, plus 1,467,505 Shares issuable upon the exchange of all Exchangeable Notes held of record by Dune Capital.

Because of DCM’s management arrangement with Dune Capital, as described above in Item 2, both DCM and DCP, as general partner of Dune Capital, are deemed to beneficially own all of the Shares held of record by Dune Capital. Other than as reported herein, neither DCM nor DCP beneficially owns any additional Shares, directly or through exchange or conversion of other securities.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See response to Item 5 on page 2.
(ii) Shared power to vote or to direct the vote: See response to Item 6 on page 2.
(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on page 2.
(iv) Shared power to direct the disposition of: See response to Item 8 on page 2.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of th class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

CUSIP No. 008273 10 4	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.
Item 8.

Identification and Classification of Members of the Group

This Schedule 13G is being filed on behalf of the Reporting Persons pursuant to Rule 13d-1(c). The identity of each of the Reporting Persons and Dune Capital is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by such entities that a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 exists.

Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 008273 10 4	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2005

DUNE CAPITAL MANAGEMENT LP

By: /s/ Joshua P. Eaton
Name: Joshua P. Eaton
Title: General Counsel

DUNE CAPITAL PARTNERS LLC

By: /s/ Joshua P. Eaton
Name: Joshua P. Eaton
Title: General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)